P.E. 2/6/02

02013844

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1013605

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 6, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F __________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes __________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER

PRECISION DRILLING CORPORATION
SUITE 4200, 150 - 6th Avenue S.W.
CALGARY, ALBERTA T2P 3Y7

CUSIP No IF KNOWN: 7 4 0 2 2 D

FILE No:

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 7

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER — DAY MONTH YEAR: 03 01 02

DAY MONTH YEAR:

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☑

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BERG

GIVEN NAMES (IN ORDER): RON

No / STREET / APT: c/o 4200, 150 - 6 Avenue S.W.

CITY: Calgary

PROV.: Alberta — POSTAL CODE: T 2 P 3 Y 7

INSIDER NUMBER IF KNOWN:

CUSIP No:

BUSINESS TELEPHONE NUMBER: 403 716-4500

CORRESPONDENCE: (QUEBEC AND FEDERAL ONLY) ENGLISH (1) [X] FRENCH (2) ☐

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☑

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE.

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[X]
BANK ACT	☐	ONTARIO	[X]
BRITISH COLUMBIA	[X]	QUÉBEC	[X]
CBCA	☐	SASKATCHEWAN	[X]

PRINCE EDWARD ISLAND
NOVA SCOTIA, NEWFOUNDLAND
OTHERS NEW BRUNSWICK

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS SEC. CODE	DATE DAY MONTH YEAR	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
STOCK OPTIONS	36,500		06 02 02	76		12,000	34.50		24,500	O	
COMMON SHARES	NIL		06 02 02	76	12,000		34.50		12,000	O	
COMMON SHARES	12,000		06 02 02	76		12,000	41.00		NIL	O	

ATTACHMENT YES ☐ NO ☑

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

7. SIGNATURE

NAME (BLOCK LETTERS): RON BERG

SIGNATURE: [signature]

DAY MONTH YEAR: 06 02 02

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: Jan Campbell
Jan M. Campbell
Corporate Secretary

Date: February 6, 2002